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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Final Amendment)
                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------


                    WINTHROP PARTNERS 79 LIMITED PARTNERSHIP
                    ----------------------------------------
                            (Name of Subject Company)

                         QUADRANGLE ASSOCIATES I L.L.C.
                         ------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                Michael L. Ashner
                             Chief Executive Officer
                                WIN Manager Corp.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------


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CUSIP No. NONE                   14D-1/A and 13D                          Page 2
--------------------------------------------------------------------------------
1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                         Quadrangle Associates I L.L.C.
                                   04-3485087
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4        Sources of Funds

                                       WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,034.58
--------------------------------------------------------------------------------
8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row 7

                                     20.34%
--------------------------------------------------------------------------------
10.      Type of Reporting Person

                                       OO
--------------------------------------------------------------------------------


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CUSIP No. NONE                   14D-1/A and 13D                          Page 3
--------------------------------------------------------------------------------
1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.
                                   04-3398667
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4        Sources of Funds

                                       N/A
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------
8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row 7

                                        0
--------------------------------------------------------------------------------
10.      Type of Reporting Person

                                       CO
--------------------------------------------------------------------------------


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               AMENDMENT NO. 1 TO SCHEDULE 14D-1 and SCHEDULE 13D

         This Amendment constitutes (i) the Final Amendment to the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on October 26, 1999 by Quadrangle Associates I L.L.C., a Delaware limited liability company (the "Purchaser"), and WIN Manager Corp., relating to the tender offer by the Purchaser, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 12, 1999, relating to the tender offer by the Purchaser to purchase up to 3,305 of the outstanding units of limited partnership interest ("Units") of Winthrop Partners 79 Limited Partnership (the "Partnership") at a purchase price of $500 per Unit, net to the seller in cash,, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 1999, as Supplemented by Supplement No. 1 thereto dated November 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), and (ii) the Purchaser's initial filing on Schedule 13D under Section 13(d) of the Securities Exchange Act of 1934, as amended. The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D- 1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4 is hereby amended to add the following:

         The total amount of funds required by the Purchaser to purchase 2,034.58 Units pursuant to the Offer, excluding related fees and expenses, was $1,017,290.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended to add the following:

         The Offer by the Purchaser for up to 3,305 Units expired 12:00 midnight, New York City time, on November 30, 1999. Pursuant to the Offer, the Purchaser purchased 2,034.58 Units, constituting approximately 20.34% of the outstanding Units. As a result, the Purchaser and its affiliates now own an aggregate of 2,059.58 Units constituting approximately 20.56% of the outstanding Units.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 1999

                                       QUADRANGLE ASSOCIATES I L.L.C.

                                       By:   WIN Manager Corp.


                                             By:  /s/ Michael L. Ashner
                                                  ---------------------------
                                                      Michael L. Ashner
                                                      Chief Executive Officer


                                       WIN MANAGER CORP.


                                       By:  /s/ Michael L. Ashner
                                            ---------------------------
                                                Michael L. Ashner
                                                Chief Executive Officer



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